UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

DIVISION OF
CORPORATION FINANCE

June 4, 2026

Aoife Brennan, M.B., Ch.B.
President, Chief Executive Officer and Director
Climb Bio, Inc.
20 William Street, Suite 145
Wellesley Hills, MA 02481

Re: Climb Bio, Inc.
Registration Statement on Form S-3
Filed May 29, 2026
File No. 333-296346

Dear Aoife Brennan M.B., Ch.B.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Katharine Patterson, Esq.